Morgan, Lewis & Bockius LLP                                    [GRAPHIC OMITTED]
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com


DAVID W. FREESE
215.963.5862
dfreese@morganlewis.com

FILED AS EDGAR CORRESPONDENCE

October 11, 2013

Christian Sandoe, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington DC 20549

Re: Response letter to comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A for The KP Funds (File Nos. 333-188279 And 811-22838)
       -------------------------------------------------------------------------

Dear Mr. Sandoe:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), on The KP Funds' (the "Trust" or "Registrant") Pre-Effective Amendment No. 1 ("Pre-Effective Amendment No. 1") to its Registration Statement on Form N-1A (the "Registration Statement"), which Kimberly Browning provided during a telephone conversation with me and Sean Graber of this firm on August 21, 2013. Pre-Effective Amendment No. 1 was filed with the SEC on July 31, 2013 under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as amended, to respond to Staff comments on the Registration Statement and to make certain other changes. The Registration Statement was filed with the SEC on May 1, 2013 in connection with the registration of shares of the following fourteen (14) series of the Registrant: KP Large Cap Equity Fund, KP Small Cap Equity Fund, KP International Equity Fund and KP Fixed Income Fund (together, the "Asset Class Funds"); and the KP Retirement Path 2015 Fund, KP Retirement Path 2020 Fund, KP Retirement Path 2025 Fund, KP Retirement Path 2030 Fund, KP Retirement Path 2035 Fund, KP Retirement Path 2040 Fund, KP Retirement Path 2045 Fund, KP Retirement Path 2050 Fund, KP Retirement Path 2055 Fund, and KP Retirement Path 2060 Fund (together, the "Retirement Funds" and together with the Asset Class Funds, the "Funds" and each, a "Fund").





                               [GRAPHIC OMITTED]

Summaries of your comments to Pre-Effective Amendment No. 1 and our responses thereto on behalf of the Registrant are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Funds' prospectuses (together, the "Prospectuses" and each, a "Prospectus") and/or Statement of Additional Information included as part of the Registration Statement.

GENERAL

1. COMMENT. Please include "Tandy" representations in your letter responding to Staff comments to Pre-Effective Amendment No. 1.

     RESPONSE. The Tandy representations are included at the conclusion of this letter.

PROSPECTUSES

2. COMMENT. In the "Principal Investment Strategies" section of each Prospectus, for each Fund that invests in derivatives as a principal investment strategy, please clarify the purpose for which each such Fund invests in derivatives (E.G., for speculative purposes, hedging, etc.) consistent with the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the "ICI Letter").

     RESPONSE. The Registrant believes the disclosure in each Prospectus is consistent with the Staff guidance set forth in the ICI Letter. In the ICI Letter, the Staff stated that a fund should ensure that its prospectus specifically describes (i) the types of derivatives the fund will use ("ICI Letter Guidance (i)"), (ii) the extent to and purpose for which the fund will use derivatives ("ICI Letter Guidance (ii)") and (iii) the risks of using such derivatives ("ICI Letter Guidance (iii)"). The Staff also stated that the prospectus disclosure should comply with plain English requirements. The below discussion identifies each reference to the use of derivatives by a Fund and describes the reasons the Registrant believes the disclosure is consistent with the ICI Letter. As a general matter, the Registrant believes that the below-referenced disclosure complies with Plain English requirements.

     KP LARGE CAP EQUITY FUND

     ICI LETTER GUIDANCE (I)

     In the first paragraph under the heading "Principal Investment Strategies," the disclosure states that "derivatives with economic characteristics similar to equity securities" are considered equity securities for purposes of the Fund's 80% policy. The only principal Sub-strategy of the Fund that uses derivatives is the Passive Large Cap Equity Sub-strategy. In the fourth paragraph under the heading "Principal Investment Strategies - Passive Large Cap Equity," the disclosure identifies futures contracts as the only derivative instrument in which the Fund will principally invest. The Registrant notes that this disclosure is repeated in the corresponding
     Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that the disclosure addresses ICI Letter Guidance (i).

     ICI LETTER GUIDANCE (II)

     In the same paragraph, the disclosure identifies the two scenarios under which the Fund may principally invest in futures contracts: (a) "to increase the Fund's investment exposure pending investment of cash in the stocks comprising the S&P 500 Index," and (b) "to reduce its investment exposure to the S&P 500 Index in situations where it intends to sell a portion of the stocks in the Fund's portfolio but the sale has not yet been completed." The Registrant notes that this disclosure is repeated in the corresponding Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that such disclosure addresses ICI Letter Guidance (ii).

     ICI LETTER GUIDANCE (III)

     Under the heading "Principal Risks -- Derivatives Risk," the Fund specifically identifies the principal risks of the Fund's investments in futures contracts: market risk, leverage risk, correlation risk and liquidity risk. The disclosure then specifically describes each of these risks in the context of the Fund's investment in futures contracts. The Registrant notes that the Funds' Item 9 disclosure under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks" provides more detailed disclosure regarding the principal risks of investing in derivatives generally in the "Derivatives Risk" paragraph and regarding the principal risks of investing in futures contracts specifically in the "Futures Contracts Risk" paragraph. The Registrant believes that such disclosure addresses ICI Letter Guidance (iii).

     KP SMALL CAP EQUITY FUND

     ICI LETTER GUIDANCE (I)

     In the first paragraph under the heading "Principal Investment Strategies," the disclosure states that "derivatives with economic characteristics similar to equity securities" are considered equity securities for purposes of the Fund's 80% policy. The only principal Sub-strategy of the Fund that uses derivatives is the Passive Small Cap Equity Sub-strategy. In the fourth paragraph under the heading "Principal Investment Strategies - Passive Small Cap Equity," the disclosure identifies futures contracts as the only derivatives instruments in which the Fund will principally invest. The Registrant notes that this disclosure is repeated in the corresponding
     Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that the disclosure addresses ICI Letter Guidance (i).

     ICI LETTER GUIDANCE (II)

     In the same paragraph, the disclosure identifies the two scenarios under which the Fund may principally invest in futures contracts: (a) "to increase the Fund's investment exposure pending investment of cash in the stocks comprising the Russell 2000 Index," and (b) "to reduce its investment exposure to the Russell 2000 Index in situations where it intends to sell a portion of the stocks in the Fund's portfolio but the sale has not yet been completed." The Registrant notes that this disclosure is repeated in the corresponding Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that such disclosure addresses ICI Letter Guidance (ii).

     ICI LETTER GUIDANCE (III)

     Under the heading "Principal Risks -- Derivatives Risk," the Fund specifically identifies the principal risks of the Fund's investments in futures contracts: market risk, leverage risk, correlation risk and liquidity risk. The disclosure then specifically describes each of these risks in the context of the Fund's investment in futures contracts. The Registrant notes that the Funds' Item 9 disclosure under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks" provides more detailed disclosure regarding the principal risks of investing in derivatives generally in the "Derivatives Risk" paragraph and regarding the principal risks of investing in futures contracts specifically in the "Futures Contracts Risk" paragraph. The Registrant believes that such disclosure addresses ICI Letter Guidance (iii).

     KP INTERNATIONAL EQUITY FUND

     ICI LETTER GUIDANCE (I)

     In the first paragraph under the heading "Principal Investment Strategies," the disclosure states that "derivatives with economic characteristics similar to equity securities" are considered equity securities for purposes of the Fund's 80% policy. The only principal Sub-strategies of the Fund that use derivatives are the Passive International Equity Sub-strategy and the Active International Equity #2 Sub-strategy. In the fourth paragraph under the heading "Principal Investment Strategies - Passive International Equity," the disclosure identifies futures contracts and forward foreign currency contracts as the only derivatives instruments in which the Fund will principally invest pursuant to the Passive International Equity Sub-strategy. In the second paragraph under the heading "Principal Investment Strategies -- Active International Equity #2," the disclosure identifies forward foreign currency contracts as the only derivatives instruments in which the Fund will principally invest pursuant to the Active International Equity #2 Sub-strategy. The Registrant notes that this disclosure is repeated in the corresponding Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that the disclosure addresses ICI Letter Guidance (i).

     ICI LETTER GUIDANCE (II)

     In the fourth paragraph under the heading "Principal Investment Strategies
     - Passive International Equity," the disclosure identifies the two scenarios under which the Fund may principally invest in futures contracts:
     (a) "to increase the Fund's investment exposure pending investment of cash in the stocks comprising the MSCI EAFE Index," and (b) "to reduce its investment exposure to the MSCI EAFE Index in situations where it intends to sell a portion of the stocks in the Fund's portfolio but the sale has not yet been completed." In the same paragraph, the disclosure identifies the purpose for which the Fund will principally invest in forward foreign currency contracts pursuant to the Passive International Equity Sub-strategy: to attempt to match the MSCI EAFE Index's currency exposure.

     In the second paragraph under the heading "Principal Investment Strategies -- Active International Equity #2," the disclosure identifies the purposes for which the Fund will principally invest in forward foreign currency contracts pursuant to the Active International Equity #2 Sub-strategy: for hedging purposes.

     The Registrant notes that the above disclosure is repeated in the corresponding Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that such disclosure addresses ICI Letter Guidance (ii).

     ICI LETTER GUIDANCE (III)

     Under the heading "Principal Risks -- Derivatives Risk," the Fund specifically identifies the principal risks of the Fund's investments in both futures contracts and forward contracts: market risk, leverage risk, correlation risk and liquidity risk. The disclosure then specifically describes each of these risks in the context of the Fund's investment in futures contracts and forward contracts. In the same paragraph, the Fund specifically identifies the additional principal risks of investing in forward contracts that are not associated with investing in futures contracts (I.E., credit risk and valuation risk) and specifically describes these two risks in the context of the Fund's investment in forward contracts. The Registrant notes that the Funds' Item 9 disclosure under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks" provides more detailed disclosure regarding (i) the principal risks of investing in derivatives generally in the "Derivatives Risk" paragraph, (ii) the principal risks of investing in futures contracts specifically in the "Futures

     Contracts Risk" paragraph, and (iii) the principal risks of investing in forward contracts specifically in the "Forward Contracts Risk" paragraph. The Registrant believes that such disclosure addresses ICI Letter Guidance
     (iii).

     KP FIXED INCOME FUND

     ICI LETTER GUIDANCE (I)

     In the first paragraph under the heading "Principal Investment Strategies," the disclosure states that "derivatives with economic characteristics similar to fixed income securities" are considered fixed income securities for purposes of the Fund's 80% policy. The only principal Sub-strategy of the Fund that uses derivatives is the Emerging Markets Fixed Income Sub-strategy. In the second paragraph under the heading "Principal Investment Strategies -- Emerging Markets Fixed Income," the disclosure identifies interest rate swaps, securities index swaps, credit default swaps, currency swaps, structured notes, futures contracts and forward contracts as the only derivatives instruments in which the Fund will principally invest. The Registrant notes that this disclosure is repeated in the corresponding Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that the disclosure addresses ICI Letter Guidance (i).

     ICI LETTER GUIDANCE (II)

     In the same paragraph, the disclosure identifies the scenarios under which the Fund may principally invest in each of the derivatives instruments referenced above: interest rate swaps may be used to hedge positions and enhance returns, while securities index swaps, credit default swaps, currency swaps, structured notes, futures contracts and forward contracts may be used to enhance Fund returns and manage overall risk. The Registrant notes that this disclosure is repeated in the corresponding Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that such disclosure addresses ICI Letter Guidance (ii).

     ICI LETTER GUIDANCE (III)

     Under the heading "Principal Risks -- Derivatives Risk," the Fund specifically identifies the principal risks of the Fund's investments in each of futures contracts, forward contracts, structured notes and swaps: market risk, leverage risk, correlation risk and liquidity risk. The disclosure then specifically describes each of these risks in the context of the Fund's investment in futures contracts, forward contracts, structured notes and swaps. In the same paragraph, the Fund specifically identifies the additional principal risks of investments in forward contracts, structured notes and swaps that are not associated with investments in futures contracts (i.e., credit risk and valuation risk) and specifically describes these two risks in the context of the Fund's investment in forward contracts and swaps. The Registrant notes that the Funds' Item 9 disclosure under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks" provides more detailed disclosure regarding (i) the principal risks of investing in derivatives generally in the "Derivatives Risk" paragraph, (ii) the principal risks of investing in futures contracts specifically in the "Futures Contracts Risk" paragraph, (iii) the principal risks of investing in forward contracts specifically in the "Forward Contracts Risk" paragraph, (iv) the principal risks of investing in structured notes specifically in the "Structured Notes Risk" paragraph, and (v) the principal risks of investing in swaps specifically in the "Swap Agreements Risk" paragraph. The Registrant believes that such disclosure addresses ICI Letter Guidance (iii).

     RETIREMENT FUNDS

     ICI LETTER GUIDANCE (I)

     The Registrant notes that the Retirement Funds do not principally invest in derivative instruments directly. The Retirement Funds are primarily exposed to derivative instruments only indirectly through the investment in derivatives by the Underlying Funds in which they invest. In the third paragraph under the heading "Principal Investment Strategies" for each of the Retirement Funds, the Retirement Funds disclose the following derivatives in which the Underlying Funds may invest as part of their principal investment strategies and to which the Retirement Funds have indirect exposure: interest rate swaps, securities index swaps, credit default swaps, currency swaps, structured notes, futures contracts and forward contracts. The Registrant notes that this disclosure is repeated in the corresponding Item 9 disclosure for the Fund under the heading "More Information About the Funds' Investment Objectives, Principal Investment Strategies and Principal Risks." The Registrant believes that the disclosure addresses ICI Letter Guidance (i).

     ICI LETTER GUIDANCE (II)

     The extent to and purpose for which an Underlying Fund will principally use derivatives is disclosed in the description of each such Underlying Fund's principal investment strategy located under the heading "Description of the Underlying Funds." This disclosure is based on the corresponding disclosure found in each such Underlying Fund's prospectus. The Registrant believes that the disclosure addresses ICI Letter Guidance (ii).

     ICI LETTER GUIDANCE (III)

     Under the heading "Principal Risks - Derivatives Risk," each Retirement Fund specifically identifies the principal risks of an Underlying Fund's investments in each of futures contracts, forward contracts, structured notes and swaps: market risk, leverage risk, correlation risk and liquidity risk. The disclosure then specifically describes each of these risks in the context of an Underlying Fund's investment in futures contracts, forward contracts and swaps. In the same paragraph, each Retirement Fund specifically identifies the additional principal risks of an Underlying Fund's investments in forward contracts, structured notes and swaps that are not associated with its investments in futures contracts (i.e., credit risk and valuation risk) and specifically describes these two risks in the context of an Underlying Fund's investment in forward contracts, structured notes and swaps. The Registrant notes that the disclosure under the heading "Principal Risks of the Underlying Funds" provides more detailed disclosure regarding (i) the principal risks of investing in derivatives generally in the "Derivatives Risk" paragraph, (ii) the principal risks of investing in futures contracts specifically in the "Futures Contracts Risk" paragraph,
     (iii) the principal risks of investing in forward contracts specifically in the "Forward Contracts Risk" paragraph, (iv) the principal risks of investing in structured notes specifically in the "Structured Notes Risk" paragraph, and (v) the principal risks of investing in swaps specifically in the "Swap Agreements Risk" paragraph. The Registrant believes that such disclosure addresses ICI Letter Guidance (iii).

     Accordingly, the Registrant respectfully declines to revise the disclosure in response to the comment.

3. COMMENT. The Staff reiterates its Comment 9(a) to the Registration Statement to delete the first footnote to each Asset Class Fund's fee table because the information contained in each such footnote is neither permitted nor required by Form N-1A.

     RESPONSE. The requested changes have been made. The information previously set forth in the first footnote to each Asset Class Fund's fee table has been moved to a new paragraph under the sub-heading "Investment Sub-Advisers and Portfolio Managers -- Information on Sub-Advisory Fees and Total Management Fee," which is not part of the summary section of the statutory Prospectus.

     4. COMMENT. (a) Please provide, supplementally, greater detail regarding the management fee structure payable by each Fund to the Adviser and any sub-adviser. (b) Please also file the investment advisory agreement between the Registrant, on behalf of the Funds, and the Adviser (the "Investment Advisory Agreement") that contains provisions providing for such fee structure.

     RESPONSE. (a) The Retirement Funds are structured as "fund-of-funds" that invest all of their assets in underlying funds ("Underlying Funds") consisting of (i) the Asset Class Funds and (ii) other unaffiliated mutual funds to which the Adviser does not serve as investment adviser (each, an "Unaffiliated Underlying Fund") and which are described in the Prospectus. The Asset Class Funds will operate pursuant to a "manager-of-managers" structure, whereby the Adviser will allocate each Asset Class Fund's assets to various sub-advisers, each of which will then manage such assets according to its particular investment mandate.

     The Asset Class Funds and the Retirement Funds have different management fee structures. Each structure is discussed separately below.

     ASSET CLASS FUNDS

     Each Fund pays the Adviser an annual management fee of 0.05% of the Fund's average daily net assets. In addition to the fee payable by each Fund to the Adviser, each Fund pays a fee to each of its sub-advisers based on a specified percentage (I.E., the contractual sub- advisory fee rate) of that portion of the Fund's average daily net assets allocated to that sub-adviser. Therefore, the aggregate management fee paid by each Asset Class Fund is determined by adding (i) the investment advisory fee paid to the Adviser by the Fund and (ii) the investment sub-advisory fee paid to each sub-adviser by the Fund. The fees payable to the Adviser and each sub-adviser are computed daily and paid monthly. The total management fee disclosed in each Asset Class Fund's fee table is based on the initial allocation of Fund assets among sub-advisers and the management fee paid to the Adviser.

     RETIREMENT FUNDS

     The Retirement Funds do not utilize any sub-advisers, and, therefore, the only management fees they pay are to the Adviser for its investment advisory services. Pursuant to the terms of the Investment Advisory Agreement, the Adviser is entitled to receive a management fee of 0.05% only on the portion of a Retirement Fund's assets invested in Unaffiliated Underlying Funds. The Adviser is not entitled to receive an advisory fee for the portion of a Retirement Fund's assets invested in any Asset Class Fund. The fee payable to the Adviser is computed daily and paid monthly. The management fee disclosed in each Retirement Fund's fee table, therefore, is based on the initial allocation of Fund assets to Unaffiliated Underlying Funds.

     (b) The Investment Advisory Agreement has been filed as an exhibit to Pre-Effective Amendment No. 2 to the Registration Statement, which was filed with the SEC via EDGAR on October 11, 2013.

5. COMMENT. Clarify, supplementally, the relationship between the Acquired Fund Fees and Expenses ("AFFE") paid by a Retirement Fund (I.E., the top-tier fund in the fund-of- funds structure) and the management fee payable by the Retirement Fund to the Adviser.

     RESPONSE. When determining the advisory fee it proposed to charge to each Retirement Fund, the Adviser took into account that each Retirement Fund is a fund-of- funds that would invest a portion of its assets in the Asset Class Funds also advised by the Adviser, and that the Adviser would be entitled to receive an advisory fee from such Asset Class Funds. The Adviser determined not to charge a management fee to a Retirement Fund for the portion of the Fund's assets invested in an Asset Class Fund in order to eliminate the duplicative management fee that may otherwise result. As a result, there is no relationship between the management fee paid directly by a Retirement Fund and the AFFE paid indirectly by each Retirement Fund, other than the fact that each are expenses (either direct or indirect) of the Fund. The Registrant further notes that, in response to a Staff comment to the Registration Statement, disclosure was added to further emphasize to shareholders that each Retirement Fund indirectly pays fees and expenses associated with its investment in underlying funds.

6. COMMENT. In its Comment 9(d) to the Registration Statement, the Staff requested that the Registrant confirm that the methodology used to determine a Fund's management fee will be in compliance with any exemptive relief granted to the Registrant by the SEC. In its response, the Registrant confirmed that neither application for exemptive relief (each, an "Exemptive Application") submitted by the Registrant to the SEC requires an Asset Class Fund to calculate its "management fee" disclosed in the Fund's fee table in any specific manner. Please specifically confirm that the methodology used to determine the investment advisory fee payable to the Adviser and the investment sub-advisory fee payable to each sub-adviser by a Fund will be in compliance with the relief granted under both Exemptive Applications.

     RESPONSE. The Registrant confirms that the methodology used to determine the investment advisory fee payable to the Adviser and the investment sub-advisory fee payable to each sub-adviser by a Fund will be in compliance with the relief granted under both Exemptive Applications.

7.   COMMENT. In its response to Staff Comment 11 to the Registration
     Statement, the Registrant noted that "the Adviser is not entitled to receive a management fee with respect to the percentage of each Retirement Fund's net assets invested in Affiliated Underlying Funds." Please supplementally clarify whether the Adviser's investment advisory fee payable by a Retirement Fund is calculated based on the total assets or net assets invested in Unaffiliated Underlying Funds.

     RESPONSE. Pursuant to the terms of the Investment Advisory Agreement, the investment advisory fee payable by a Retirement Fund to the Adviser is calculated based on the average daily net assets of the Retirement Fund invested in Unaffiliated Underlying Funds.

8. COMMENT. (a) Please supplementally list each Retirement Fund to which the Adviser has contractually agreed to reimburse fees and waive expenses and confirm that such contractual fee waiver/expense reimbursement agreement is for a term of at least one year from the date of the Prospectus. (b) In its response to Staff Comment 12(d) to the Registration Statement, the Registrant noted that "[d]ue to rounding required by Form N-1A, no changes have been made [to disclose the effect of a contractual fee waiver/expense reimbursement agreement] with respect to the fee table for the KP Retirement Path 2055 Fund." Please clarify the N-1A item that the Registrant referenced.

     RESPONSE. (a) The Adviser has contractually agreed to reimburse fees and waive expenses of the following two Retirement Funds: (i) the KP Retirement Path 2055 Fund and (ii) the KP Retirement Path 2060 Fund. The Registrant confirms that such contractual fee waiver/expense reimbursement agreement is for a term of at least one year from the date of the Prospectus.

     (b) The Registrant was referring to Instruction 1(a) to Item 3 of Form N-1A which requires the Registrant, with respect to fee table disclosure, to "[r]ound all dollar figures to the nearest dollar and all percentages to the nearest hundredth of one percent." In referencing Instruction 1(a), the Registrant was referencing the fact that the effect of the contractual fee waiver/expense reimbursement on the "Total Annual Fund Operating Expenses" of the KP Retirement Path 2055 Fund was less than one one-hundreth (1/100) of a percent. Therefore, no "Less Expense Reimbursement" or "Total Annual Fund Operating Expenses After Expense Reimbursement" line items were added to the Fund's fee table.

9. COMMENT. The Staff notes that in response to Staff Comment 16(b) to the Registration Statement, (i) with respect to each Asset Class Fund that has a principal investment strategy to invest in domestic issuers, the Registrant disclosed that the "Adviser considers domestic issuers to be those issuers that are organized in the U.S. or whose securities are principally traded on a U.S. exchange," and (ii) with respect to each Asset Class Fund that has a principal investment strategy to invest in foreign issuers, the Registrant disclosed that the "Adviser generally considers foreign issuers to be those issuers that are organized outside the U.S. or whose securities are principally traded outside the U.S." In each such test used by the Adviser to determine an issuer's location, please change the word "or" to "and" to make the test conjunctive.

     RESPONSE. The Adviser has determined to use different tests with respect to determining an issuer's location. Specifically, the Adviser will use the following tests to determine the location of issuers:

     The Adviser considers domestic issuers to be those that: (i) have their principal securities trading market in the U.S.; (ii) alone or on a consolidated basis derive 50% or more of their annual revenue from goods produced, sales made or services performed in the U.S.; (iii) have at least 50% of their assets located in the U.S., (iv) are organized under the laws of, and have a principal office in, the U.S., or (v) are included in an index of U.S. securities by a recognized index provider. The Adviser considers all other issuers to be foreign issuers.

     The Item 9 disclosure in the Prospectus has been revised accordingly.

10. COMMENT. The Staff reiterates its Comment 19(a) to the Registration Statement, with respect to the KP Large Cap Equity Fund, KP Small Cap Equity Fund, and KP International Equity Fund, and its Comment 27(a) to the Registration Statement, with respect to the KP Fixed Income Fund, to revise the disclosure to indicate that only the actual market value, if available, or otherwise the fair value, of derivatives will be used for the purposes of determining compliance with each Fund's 80% test.

     RESPONSE. While the Registrant respectfully disagrees with the Staff's interpretation that Rule 35d-1 requires the market value, if available, or otherwise the fair value, of derivatives to be used for calculating compliance with a Fund's 80% test in all instances, the Registrant has made the requested changes in the SAI in a new paragraph preceding the last paragraph under the heading "Investment Limitations -- Non-Fundamental Policies."

11. COMMENT. The Staff reiterates its Comment 20(b) to the Registration Statement that "[w]ith respect to the KP Large Cap Equity Fund, KP Small Cap Equity Fund, and KP International Equity Fund investing in convertible securities, please disclose [] how they will be counted as equity securities for purposes of each Fund's 80% test (I.E., for purposes of the 80% test, the included convertible securities only should be those that are immediately convertible and actually in the money)."

     RESPONSE. While the Registrant respectfully disagrees with the Staff's interpretation that Rule 35d-1 requires the Registrant to count only convertible securities that are immediately convertible and actually in the money as equity securities for the purposes of determining compliance with a Fund's 80% test, the Registrant has made the requested changes in the SAI in a new paragraph preceding the last paragraph under the heading "Investment Limitations -- Non-Fundamental Policies." The Registrant notes that only the KP Large Cap Equity Fund has an 80% policy that includes convertible securities.

12. COMMENT. With respect to each Fund that invests in real estate investment trusts ("RIETs") as a principal investment strategy, please disclose the specific types of RIETs (E.G., equity REITs or mortgage REITs) in which such Fund may invest.

     RESPONSE. The requested changes have been made.

13. COMMENT. Please consider including disclosure regarding the concept of duration in the Item 9 disclosure for the KP Fixed Income Fund.

     RESPONSE. The requested change has been made.

14. COMMENT. Under the heading "More Information About the Funds" in the Retirement Funds Prospectus, please collectively define the Retirement Funds as the "Funds" and define each Retirement Fund as a "Fund" in order to reduce the possibility that a reader may consider an Underlying Fund to be a "Fund" as described in the Prospectus.

     RESPONSE. The requested change has been made.




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

15. COMMENT. Please disclose any conflicts of interest that the Adviser may have with respect to its portfolio security selection as a result of its service as investment adviser to both the Retirement Funds and the Asset Class Funds.

     RESPONSE. The Adviser does not have any conflicts of interest with respect to its portfolio security selection as a result of its service as investment adviser to both the Retirement Funds and the Asset Class Funds. The Adviser does not receive a fee from a Retirement Fund in connection with such Retirement Fund's assets invested in an Asset Class Fund. Further, the Adviser is paid the same fee from each Asset Class Fund (i.e., five basis points), so there is no conflict with respect to the Adviser allocating a Retirement Fund's assets to one Asset Class Fund over another in order to receive a higher fee from the Asset Class Fund.

16. COMMENT. Please delete the phrase "seek to" in the last sentence of the first paragraph under the heading "More Information About the Funds" in the Retirement Funds Prospectus.

     RESPONSE. The requested change has been made.

17. COMMENT. Please discuss supplementally the reasons why the Registrant believes that the risks arising from conflicts of interest a sub-adviser to an Asset Class Fund may have in selecting investment opportunities among the funds that it manages is not a principal risk of an Asset Class Fund.

     RESPONSE. Please refer to the Registrant's response to Comment 15. The Registrant further notes that the SAI discloses such conflicts of interest in the SAI in accordance with Item 20(a)(4) of Form N-1A.

18. COMMENT. (a) Please confirm that the Funds gain exposure to leverage only through their investments in derivatives and do not engage in direct leverage. (b) If the Funds



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


     only gain exposure to leverage through investments in derivatives, please amend the Prospectuses accordingly. (c) Please confirm that the Underlying Funds gain exposure to leverage only through their investments in derivatives. (d) Please confirm that the Funds currently do not intend to use direct leverage.

     RESPONSE. (a) The Adviser confirms that the Funds currently gain exposure to leverage only through their investments in derivatives and do not engage in direct leverage. (b) The requested changes have been made. References to "Leverage Risk" of each Fund appear under such Fund's "Derivatives Risk" disclosure in the summary section of each Prospectus. Any Item 9 disclosure relating to leverage risk makes clear that such risk is only associated with a Fund's investments in derivatives. (c) With respect to Underlying Funds that are Asset Class Funds, the Adviser confirms that such Underlying Funds currently gain exposure to leverage only through their investments in derivatives. With respect to Underlying Funds that are Unaffiliated Underlying Funds, the Adviser notes that the Unaffiliated Commodity Strategy Fund's prospectus discloses that leverage risk is a principal risk through its investments in derivatives and securities lending. The Registrant notes that the securities lending risk of the Unaffiliated Commodity Strategy Fund is disclosed in the Retirement Funds Prospectus under the heading "Principal Risks of the Underlying Funds -- Securities Lending Risk" and that such risk is not a principal risk of any Retirement Fund. The prospectus of each other Unaffiliated Underlying Fund does not disclose leverage as a principal risk other than through investments in derivatives. (d) The Adviser confirms that the Funds currently do not intend to use direct leverage.

19. COMMENT. Under the heading "Other Policies -- Excessive Trading Policies and Procedures" in each Prospectus, please disclose a more definitive time period in which the Funds will notify shareholders that a purchase order has been rejected pursuant to a Fund's excessive trading policies and procedures.

     RESPONSE. The requested change has been made.

20. COMMENT. Please revise the heading "More Information about the Funds' Investment Objectives, Strategies and Risks" in each Prospectus to clarify that such sections provide disclosure regarding the principal investment strategies and principal risks of the Funds.

    RESPONSE. The requested changes have been made.

SAI

21. COMMENT. In the Registrant's response to Staff Comment 44 to the Registration Statement, the Registrant noted that under normal circumstances, the Retirement Funds do not invest directly in the various instruments disclosed in the section of the SAI entitled "Description of Permitted Investments and Risk Factors" and that the SAI disclosure was amended accordingly. Please confirm supplementally that the phrase




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

     "under normal circumstances" was meant to clarify that the Retirement Funds may only invest in such instruments for purposes of taking temporary defensive measures, as disclosed in the Retirement Funds Prospectus.

     RESPONSE. The Retirement Funds typically invest in securities issued by Underlying Funds and do not make direct investments in other instruments. The Registrant confirms that the phrase "under normal circumstances," as used in its response to Staff Comment 44 to the Registration Statement and the related SAI disclosure, was meant to clarify that the Retirement Funds may only invest in such other instruments for purposes of (i) allowing the Retirement Funds to take temporary defensive positions to avoid losses in response to adverse market, economic, political, or other conditions; and
     (ii) providing the Retirement Funds with the ability to depart from their 80% policies in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions.

22. COMMENT. Please clarify the disclosure under the heading "Investment Limitations" to disclose that each Fund has identical fundamental and non-fundamental investment policies except to the extent that each Fund may have different investment objectives, as described in fundamental policies 8-12, and different 80% policies, as described in non- fundamental policies 6-9.

     RESPONSE. The requested change has been made.

23. COMMENT. Please consider whether it is appropriate to add disclosure to the Retirement Funds' Prospectus regarding the risks associated with the Unaffiliated Underlying Funds having different fundamental and non-fundamental investment policies as the Retirement Funds and add such disclosure to the Prospectus if it is determined to be appropriate.

     RESPONSE. The Registrant has considered whether any differences in the fundamental and non-fundamental policies of the Unaffiliated Underlying Funds from those of the Retirement Funds present a principal risk of investing in the Retirement Funds and confirms that it has determined that additional disclosure is not required. While Unaffiliated Underlying Funds may have different fundamental and non-fundamental policies than a Retirement Fund, to the extent that such policies relate to a principal investment strategy or principal risk of an Unaffiliated Underlying Fund, they are summarized in the "Investment Strategies" or "Principal Risks of the Underlying Funds" sub-sections under the heading "Description of the Underlying Funds" in the Retirement Funds' Prospectus, as appropriate. Under the heading "Principal Risks" in the Retirement Funds' Prospectus, the Funds disclose the principal risks associated with investing in Underlying Funds, including Unaffiliated Underlying Funds, and to the extent that a fundamental or non-fundamental policy of an Unaffiliated Underlying Fund relates to a principal risk of such Unaffiliated Underlying Fund and presents a principal risk of investing in a Retirement Fund, it is disclosed in this section for each applicable Retirement Fund.

     In addition, the Registrant notes that the following disclosure was added under the "Description of Permitted Investments and Risk Factors - Investment Companies" section of the SAI in response to Staff comment 51 to the Registration Statement:

     "Unaffiliated Underlying Funds may have different fundamental and non-fundamental policies than the Funds, as disclosed in the statement of additional information for each Unaffiliated Underlying Fund."

     Accordingly, no Prospectus disclosure has been added.



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

24. COMMENT. Please add the phrase "(I.E., based on the Adviser's determination regarding the orderly disposition of such assets)" at the end of the second to last sentence of the last paragraph under the heading "Investment Limitations -- Non-Fundamental Policies."

     RESPONSE. The requested change has been made.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
-------------------
David W. Freese



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